ARTICLES OF INCORPORATION OF
                 NEW MEXICO AND ARIZONA LAND COMPANY
                    as amended November 18, 1994


KNOW ALL MEN BY THESE PRESENTS that we, whose hands are hereunto affixed, do hereby associate ourselves together for the purpose of forming a corporation under the laws of the State of Arizona and, to that end, do adopt the following articles of incorporation:

FIRST: The name of the corporation shall be New Mexico and Arizona Land
Company.

SECOND: This corporation is organized for the purpose of transacting any or all lawful business for which corporations may be incorporated under the laws of the State of Arizona, as amended from time to time. The corporation is presently engaged in the business of holding and managing land for investment purposes, leasing real property and interests therein, and developing mineral resources.

THIRD: The Corporation shall have authority to issue a total of forty million (40,000,000) shares of capital stock, consisting of: (1) Thirty million (30,000,000) shares of common stock, no par value per share; and
(2) Ten million (10,000,000) shares of serial preferred stock, no par value per share.

Each issued and outstanding share of common stock will entitle the holder thereof to one (1) vote on any matter submitted to a vote of or for consent of shareholders. Issued and outstanding shares of serial preferred stock will entitle the holders thereof only to those votes, if any, which may expressly be fixed as hereinafter provided for the respective series thereof and to voting rights on certain matters, and in certain circumstances, as set forth in this Article.

The Board of Directors is authorized to provide from time to time for the issuance of shares of serial preferred stock in series and to fix from time to time before issuance the designation, preferences, privileges and voting powers of the shares of each series of serial preferred stock and the restrictions or qualifications thereof, including, without limiting the generality of the foregoing, the following: a) The serial designation and authorized number of shares; b) The dividend rate, the date or dates on which such dividends will be payable, and the extent to which such dividends may be cumulative; c) The amount or amounts to be received by the holders in the event of voluntary or involuntary dissolution or liquidation of the Corporation; d) The price or prices at which shares may be redeemed and any terms, conditions and limitations upon such redemption; e) Any sinking fund provisions for redemption or purchase of shares of such series; and f) The terms and conditions, if any, on which shares may be converted into shares of other capital stock, or of other series of serial preferred stock of the Corporation.

Each series of serial preferred stock, in preference to the common stock, may be entitled to dividends, from funds or other assets legally available therefor, at such rates, payable at such times and cumulative to such extent as may be fixed by the Board of Directors pursuant to the authority herein conferred upon it. In the event of dissolution or liquidation of the Corporation, voluntary or involuntary, the holders of the serial preferred stock, in preference to the common stock, may be entitled to receive such amount or amounts as may be fixed by the Board of Directors pursuant to the authority herein conferred upon it.

Preference stock of any series redeemed, converted, exchanged, purchased or otherwise acquired by the Corporation shall be cancelled by the Corporation and returned to the status of authorized but unissued preference stock.

All shares of any series of serial preferred stock, as between themselves, shall rank equally and be identical; and all series of serial preferred stock, as between themselves shall rank equally and be identical except asset forth in resolutions of the board of directors authorizing the issuance of the series.

FOURTH: All directors of the corporation must be shareholders of the corporation. The number of directors of the corporation shall be set by the Board of Directors from time to time; provided, however, that the number of directors so designated shall be no less than five
(5) nor more than nine (9). The Board of Directors shall consist of Class A directors and Class B directors. The Class A directors shall be elected for a term of two (2) years at the annual meeting of shareholders of the corporation held in every odd numbered year. The Class B directors shall be elected for a term of two (2) years at the annual meeting of shareholders of the corporation held in every even numbered year. When an even number of directors has been set by the Board of Directors, there shall be an even number of Class A and Class B directors. When an odd number of directors has been set by the Board of Directors, there shall be one more Class B director than there are Class A directors.

All directors and officers who now are, or hereafter may become, directors or officers, shall be indemnified by the corporation against expenses incurred by them, including legal fees, judgments, or penalties rendered or levied against any such person in a legal action, paid with the approval of the Board of Directors in settlement of a legal action, or brought against any such person for actions or omissions alleged to have been committed by any such person while acting within the scope of his employment as a director or officer of the corporation, provided that the Board of Directors shall determine in good faith that such person did not act, fail to act, or refuse to act wilfully, with gross negligence, or with fraudulent or criminal intent in regard to the matter involved in the action.

FIFTH: The Board of Directors may, from time to time, cause the corporation to purchase its own shares to the extent of the unreserved and unrestricted capital surplus of the corporation.

SIXTH: W. Michael Kelley, Vice President-Law and Secretary of New Mexico and Arizona Land Company, 2810 North Third Street, Phoenix, Arizona 85004, is hereby appointed statutory agent for the corporation for the State of Arizona.

SEVENTH: A director of this corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. This article shall not eliminate or limit the liability of a director for any conduct described in clauses (a) through
(e) of Section 10-054.A.9, Arizona Revised Statutes. If Arizona corporation law is amended to authorize further elimination or limitation of director liability, then the liability of directors of this corporation shall be eliminated or limited to the extent permitted by the amended law.


Executed this 18th day of November, 1994.



s/William A. Pope                   s/W. M. Kelley
President                          Secretary